Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in each Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 91 to the Registration Statement (Form N-1A, No. 2-89729) of Morgan Stanley Institutional Fund Trust and to the incorporation by reference of our report, dated November 23, 2010, on the Balanced Portfolio, Mid Cap Growth Portfolio, Core Fixed Income Portfolio, Core Plus Fixed Income Portfolio, Investment Grade Fixed Income Portfolio, Limited Duration Portfolio and Long Duration Fixed Income Portfolio (seven of the portfolios comprising Morgan Stanley Institutional Fund Trust) included in the Annual Report to Shareholders for the fiscal year ended September 30, 2010.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

January 26, 2011